Management’s Discussion and Analysis

For the three and six months ended June 30, 2008

This Management’s Discussion and Analysis (“MD&A”), dated August 8, 2008, should be read in conjunction with the MD&A and annual consolidated financial statements, and notes relating thereto, of Gammon Gold Inc. (“the Company”) for the year ended December 31, 2007, and the unaudited interim consolidated financial statements for the period ended June 30, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.  The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Gammon Gold Inc. is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico.  The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).  The Company owns and operates the Ocampo mine in Chihuahua State and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State.  Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

Second Quarter Highlights

–

Total production of 43,465 gold ounces and 1,445,887 silver ounces, or 71,154 gold equivalent ounces, at a quarterly cash cost per gold equivalent ounce of $505.  In Q2 2007, the Company produced 32,246 gold ounces, 1,357,708 silver ounces, or 59,313 gold equivalent ounces, at a quarterly cash cost per ounce of $702.

–

Revenue from mining operations of $64.6 million compared to $38.4 million in the second quarter of 2007, reflecting an average quarterly gold selling price of $897 per ounce and silver selling price of $17.44 per ounce, versus average quarterly selling prices of $677 and $13.34 per ounce of gold and silver respectively, in 2007.

–

Net earnings and net earnings per share of $6.5 million and $0.06 respectively, versus a net loss and net loss per share of $25.5 million and $0.23 respectively in the second quarter of 2007.

–

Adjusted net earnings and adjusted net earnings per share(1) of $7.0 million and $0.06 respectively, compared to adjusted net loss and adjusted net loss per share of $23.5 million and $0.21 respectively in the second quarter of 2007.

–

Q2 2008 represented the second consecutive quarter the Company achieved positive net earnings and positive net free cash flow, which is ahead of previous guidance that targeted Q3 2008.

–

Second quarter cash flow from operations was a positive $25.3 million, compared to a negative $17.1 million during the same period in 2007.

–

Net free positive cash flow(1) of $5.3 million during the quarter, compared to net negative cash flow of $35.5 million in the second quarter of 2007.

–

The Company’s turn-around strategy which was implemented in December 2007, combined with stronger metal prices, continued to achieve encouraging results with respect to targeted cost reduction and productivity initiatives, as follows:

•

Gold equivalent production in the second quarter increased 23% over the first quarter of 2008, and represented the Company’s best ever quarterly production;

•

Operating cash flow improved by $10.8 million, or 74%, over the first quarter of 2008, and $42.4 million over the second quarter of 2007;

•

The Company’s key performance indicators continue to improve, with record tonnes per day in the Open Pit, Heap Leach and Mill at Ocampo; and,

•

Improved cash flow performance enabled the Company to make $5.0 million in debt repayments during the second quarter for a total of $7.1 million in repayments during the first half of 2008, and with a further repayment of $0.9 million made during the first week of July 2008.  In total, as of August 8, 2008, the Company has reduced its debt by 23% from the balance outstanding at the beginning of February 2008, and has not drawn on its facility in over six months.

–

The Company recently announced an 18 month, $26 to 29 million exploration program, and drilling has commenced at both Ocampo and El Cubo, and the Company’s advanced exploration property, Guadalupe y Calvo.

(1) See the Non-GAAP Measures section on page 13.

2008 Second Quarter Report

Growth Strategy

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders.  The Company’s growth strategy is to increase its production profile and reserve base through a number of initiatives as follows:

–

Expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine as part of the 2008 capital expansion program;

–

Additional engineering studies at Ocampo indicate the potential for additional expansion opportunities beyond the 2008 capital expansion program;

–

The recently expanded exploration program is designed to increase resources, convert resources and potentially increase the Company’s production profile; and

–

Pending positive results from the Guadalupe y Calvo exploration program and subsequent Scoping Study due in Q1 2009, the Company expects to further develop the property thereby potentially augmenting the Company’s production profile.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance that will fully fund the 2008 capital expansion program.

Summarized Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Three months ended			Six months ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Gold ounces sold	44,273	31,455	31,006	75,728	67,388
Silver ounces sold	1,484,763	1,248,594	1,306,267	2,733,357	2,775,445
Gold equivalent ounces sold(1)	72,694	55,099	57,063	127,793	123,368
Gold equivalency rate	52	53	51	53	50
Gold ounces produced	43,465	33,099	32,246	76,564	67,632
Silver ounces produced	1,445,887	1,310,971	1,357,708	2,756,858	2,779,674
Gold equivalent ounces produced(1)	71,154	57,946	59,313	129,100	123,459
Revenue from mining operations	$64,550	$51,368	$38,415	$115,918	$81,915
Production costs, excluding amortization and depletion	$36,303	$26,697	$39,714	$63,000	$77,154
Net earnings / (loss)	$6,522	$8,489	($25,488)	$15,011	($35,750)
Net earnings / (loss) per share	$0.06	$0.07	($0.23)	$0.13	($0.33)
Net earnings / (loss) per share, diluted(2)	$0.05	$0.07	($0.23)	$0.12	($0.33)
Adjusted net earnings / (loss)(3)	$7,005	$6,595	($23,489)	$13,600	($30,143)
Adjusted net earnings / (loss) per share(3)	$0.06	$0.06	($0.21)	$0.11	($0.28)
Cash flows from / (used in) operations	$25,341	$14,553	($17,064)	$39,894	($26,325)
Net free cash flow(3)	$5,297	$1,592	($35,494)	$6,889	($55,920)
Total cash costs per gold equivalent ounce(3)	$505	$491	$702	$499	$632
Total cash costs per gold ounce(3)	$245	$158	$743	$209	$612
Average realized gold price per ounce	$897	$928	$677	$905	$665
Average realized silver price per ounce	$17.44	$17.69	$13.34	$17.31	$13.37
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

Net loss per share on a diluted basis equals net loss per share on an undiluted basis for the three and six months ended June 30, 2007, as all factors were anti-dilutive.

(3)

See the Non-GAAP Measures section on page 13.

2

2008 Second Quarter Report

Review of Financial Results – Three Months Ended June 30

In the second quarter of 2008, the Company sold 72,694 gold equivalent ounces, representing a 32% increase over sales of 55,099 gold equivalent ounces in Q1 2008, and a 27% increase over sales in Q2 2007 of 57,063 gold equivalent ounces. Total revenues increased by $13.2 million from $51.4 million in Q1 2008 to $64.6 million, reflecting increased sales of gold and silver ounces, offset by a reduction in the average realized gold and silver prices.  Second quarter revenue increased by $26.1 million over the same period of the prior year also as a result of increased sales of gold and silver ounces and stronger metal prices.

Consolidated net earnings were $6.5 million in the second quarter of 2008 compared to consolidated net earnings of $8.5 million in first quarter of 2008.  This $2.0 million decrease occurred primarily as a result of improved production and sales being more than offset by higher variable production costs and general and administrative costs, and the $3.7 million reduction in foreign exchange gains compared to the first quarter.  Adjusted net earnings increased by $0.4 million to $7.0 million in Q2 2008, representing a 6% improvement over the first quarter of 2008.

The current quarter consolidated net earnings increased by $32.0 million when compared to the consolidated net loss of $25.5 million in Q2 2007, primarily due to increased sales of gold and silver ounces, higher metal prices and the positive effects of the Company’s turn-around strategy that are being realized in 2008.  Adjusted net earnings in Q2 2008 were $30.5 million higher than the comparable period of the prior year, representing a 130% improvement year over year.

Total cash costs per gold equivalent ounce were $505 in the second quarter of 2008, compared to the first quarter result of $491.  This increase was primarily driven by the Company’s accelerated maintenance program in Q2 2008 whereby the Company incurred additional expenditures of $5.7 million related to repairs and maintenance at Ocampo.  This represents approximately a $9 increase to quarterly consolidated cash costs, with the remaining costs included in ore inventory.  In addition, the Company’s new long-term incentive retention program and a stronger Mexican Peso in the second quarter resulted in approximately $18 increase in cash costs.  The second quarter cash cost result of $505 represents a 28% improvement over the total cash costs per gold equivalent ounce of $702 in second quarter of 2007.

Review of Financial Results – Six Months Ended June 30

During the first half of 2008 the Company sold 127,793 gold equivalent ounces, which represents an increase of 4% over the same period of the prior year.  Total year-to-date revenues have increased to $115.9 million, compared to year-to-date revenues in 2007 of $81.9 million.  This $34 million increase is due to stronger realized metal prices and increased sales of gold and silver ounces.

Consolidated net earnings were $15.0 million in the first six months of 2008, representing a $50.8 million improvement over the Company’s consolidated net loss of $35.8 million in the first half of 2007.  This increase was due to increased production, lower costs of production, and higher metal prices.  Adjusted net earnings for the first half of 2008 were $13.6 million, representing a $43.7 million improvement over the adjusted net loss result for the same period in 2007.

The Company produced 129,100 gold equivalent ounces in the first half of 2008, representing a 5% increase over 2007 production during the same period of 123,459 gold equivalent ounces.  Total cash costs per gold equivalent ounce for the six months ended June 30, 2008 decreased 21% to $499 compared to $632 per gold equivalent ounce in the same period in 2007.  This reduction in cash costs per gold equivalent ounce is as a result of decreased production costs achieved through the Company’s turn-around strategy.

3

2008 Second Quarter Report

Results of Operations

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		OTHER
	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Gold ounces produced	32,946	22,972	10,519	9,274	-	-
Silver ounces produced	987,547	925,437	458,340	432,271	-	-
Gold equivalent ounces produced(1)	51,849	41,201	19,305	18,135	-	-
Gold ounces sold	33,523	21,732	10,750	9,274	-	-
Silver ounces sold	1,017,500	873,996	467,263	432,271	-	-
Gold equivalent ounces sold(1)	52,988	38,928	19,706	18,135	-	-
Revenue from mining operations	$47,340	$26,763	$17,210	$11,652	-	-
Production costs	$24,242	$31,870	$12,061	$7,844	-	-
Refining costs	$297	$250	$122	$122	-	-
Net earnings / (loss) before other items	$12,658	($14,915)	$776	($1,599)	($3,715)	($8,756)
Total cash costs per gold equivalent ounce(2)	$463	$825	$618	$439	-	-
Total cash costs per gold ounce(2)	$203	$953	$375	$251	-	-

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

See the Non-GAAP Measures section on page 13.

Operational Review - Ocampo

The improvements seen in the first quarter of 2008 continued into the second quarter at the Company’s Ocampo mine.  The following table summarizes some of the key production and cost initiatives being managed:

Area for improvement	Measures to be taken throughout 2008	Update on progress
Equipment Availability (Fixed & Mobile)

-

Additional underground equipment to be delivered  by mid-2008

-

Operator training to be provided by equipment supplier to strengthen operating and maintenance practices

-

Seasoned fixed and mobile maintenance managers to be appointed

-

Maintain sufficient spares inventory to minimize downtime

-

All equipment has arrived and was fully commissioned by the end of June with productivity improvements achieved.

-

Trainers have been hired to train all employees on proper operating procedures.

-

Additional maintenance managers were hired.

-

Expanded spares inventory level is being maintained to minimize downtime.

Insufficient Underground Development	- New underground equipment by mid-2008 to allow accelerated development - Annualized target of 50 development metres per day - Increase underground production by the end of 2008

-

All equipment has arrived and was commissioned by June 2008.

-

Averaged 44 development metres per day in Q2 2008 versus 39 in Q1 2008.

-

Continue to expect increased production in each subsequent quarter as access to additional areas is obtained.

Underground Mining Method Selection

-

Continue development of longhole mining stopes to maximize productivity and minimize dilution

-

Training on longhole mining methods and utilization of proper equipment

-

Establish quality assurance / quality control team dedicated to dilution management

-

Continued progress is being made with respect to longhole mining.

-

A dedicated trainer has been hired to continuously improve longhole mining methods.

-

A dedicated quality control department is focused on continuously improving dilution.

Processing Facility Availability	- Appointment of seasoned processing manager - Proper inventory of spares - Appointment of seasoned maintenance manager

-

A processing manager was appointed in February 2008.

-

Expanded spares inventory level is being maintained to minimize downtime.

-

A group maintenance manager has been appointed.

-

With access to temporary grid power for 30% of the site’s needs, mill availability improved to 94% in Q2.

-

Q2 average processing rate of 1,760 tonnes per day was 17% higher than the nameplate capacity.

-

Q2 heap leach processing rate of 8,700 tonnes per day was 9% higher than nameplate capacity.

4

2008 Second Quarter Report

Area for improvement	Measures to be taken throughout 2008	Update on progress
Cost Management Issues

-

Ongoing improvements to reporting systems and cost control measures

-

Continued implementation of optimal mining methods

-

Optimization of consumable and reagents usage

-

Continued focus on optimizing workforce

-

Continued improvement of systems in an effort to identify areas to reduce costs.

-

Current projects include increasing capacity and reducing consumables at the mill and paste fill in the underground.

-

Reducing high strip ratio during the latter part of 2008.

-

Less maintenance required in second half of 2008 as accelerated maintenance program was largely completed in Q2 2008.

-

Continue to monitor headcount levels, and actively recruiting for several key management positions.

-

Additional costs associated with the preparations for the Q3 rainy season were completed in Q2.

Labour Relations – Compensation Challenges

-

Production bonus schedule to be implemented

-

Communications with workforce enhanced

-

Proactive labour relations program implemented

-

Continual improvement to safety and mine services

-

More experienced mine management team appointed

-

Production bonus program is now fully implemented.

-

Regular pre-shift meetings are held with workers to encourage safe working methods.

-

8 experienced managers were appointed in Q1 and Q2 2008.

-

A long-term incentive retention plan was implemented for key personnel.

Ocampo Underground Mine

	Q2 2008	Q1 2008	Q2 2007
Tonnes of ore mined	85,254	79,052	154,243
Tonnes of ore mined per day	937	869	1,695
Average grade of gold(1)	3.40	3.32	3.61
Average grade of silver(1)	175.06	194.62	209.2
Average grade of gold equivalent(1)	6.79	7.07	7.73
Metres developed	4,036	3,518	3,467

(1)

Grams per tonne.

The Company received new underground equipment late in the quarter which led to an 8% increase in tonnes of ore mined per day.  The Company expects to see further increases in the third quarter, as the new equipment was only available for part of the quarter.  The experienced longhole miners hired in the first quarter are training longhole mining personnel in a focused effort to continuously reduce dilution and increase grades.

The Company continues to accelerate development for 2008 to position the Company with more of tonnes of ore available for mining, which will provide increased flexibility in sequencing mining areas and ultimate mining productivity and efficiency. The in-process underground exploration diamond drilling program is expected to increase the Company’s reserves and confidence in the mining blocks being developed.   The Company continues to develop the Santa Eduviges decline, located under the Plaza de Gallos portion of the Ocampo Open Pit mine, as lateral drilling drifts are being developed to allow delineation drilling for planning a possible second underground mine and an additional source of high grade ore feed to the mill.

Ocampo Open Pit Mine

	Q2 2008	Q1 2008	Q2 2007
Total tonnes mined	7,603,419	6,631,790	6,189,740
Total tonnes mined per day	83,554	72,877	68,019
Tonnes of ore mined	872,711	747,284	1,222,529
Waste to ore ratio	7.71 : 1	7.87 : 1	4.06:1
Average grade of gold(1)	0.93	0.89	0.60
Average grade of silver(1)	28.88	30.40	19.11
Average grade of gold equivalent	1.48	1.46	0.98

(1)

Grams per tonne.

5

2008 Second Quarter Report

During the second quarter the Company continued to invest heavily in the maintenance program for the open pit mining equipment.  This enhanced maintenance program has improved equipment availability significantly and allowed the Company to achieve a 15% increase over the first quarter to 83,554 tonnes mined per day in the open pit, which exceeded the target mining rate.  The Company continued to send high grade open pit ore to the mill to take advantage of the better economics and recoveries through the mill circuit, thereby improving recovered metal content.

The Company continued its planned pre-stripping program during the second quarter, with accelerated stripping activities in Praca de Gallos and Conico.  Stripping activities at Picachio were deferred in the later half of the second quarter, as an independent third-party study showed that the Company could now reduce the accelerated stripping rate. The revised open pit phasing will allow for the immediate reduction in the stripping activities from the current levels of 7.71:1 to closer to the life of mine rate of slightly over 2.1:1.

Ocampo Mill Circuit

	Q2 2008	Q1 2008	Q2 2007
Tonnes from the underground	82,995	81,128	79,750
Tonnes from the open pit	77,184	56,116	20,035
Total tonnes of ore processed	160,179	137,244	103,169
Total tonnes of ore processed per day	1,760	1,508	1,134
Average grade of gold processed(1)	3.36	3.33	3.09
Average grade of silver processed(1)	139.16	167.41	182.00
Gold equivalent grade processed(1)	6.04	6.49	6.66
Gold ounces produced	16,251	14,547	10,299
Silver ounces produced	612,924	616,528	547,272
Gold equivalent ounces produced	27,987	26,205	21,064

(1)

Grams per tonne.

Total tonnes processed during the second quarter were 160,179, for an average of 1,760 tonnes per day, which was an increase of 17% over the first quarter and 17% above the current name plate capacity of 1,500 tonnes per day, representing the best quarter in the history of the operation.  Q2 2008 was the second consecutive quarter that processing rates exceeded the name-plate capacity of 1,500 tonnes per day.  The Company is on schedule to expand the capacity of the Mill to approximately 2,400 to 2,600 tonnes per day in the early part of the fourth quarter of 2008, with all long lead items ordered and/or in the process of being delivered.

Mill availability was improved by 9% to 94% for the quarter as a result of an improved maintenance program and more reliable power supply.  With the improved power supply the Company expects the mill availability to level out at 94 to 96%.  In 2009, the Company anticipates having access to 20 megawatts of grid power that will eliminate reliance on diesel generators, thereby providing a far more reliable source of power at a significantly reduced cost to the Company.

Grades decreased to 6.04 grams per tonne gold equivalent in the second quarter from 6.49 grams per tonne in the first quarter.  This is due to a significant increase in open pit ore being processed at the mill which is lower grade than the underground feed.  At the end of the quarter, ore stockpiles of 10,259 tonnes were placed ahead of the mill to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit.  This was consistent with the stockpiles at the end of the first quarter.  The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

6

2008 Second Quarter Report

Ocampo Crushing & Heap Leach Circuit

	Q2 2008	Q1 2008	Q2 2007
Open pit ore placed on the heap leach pad	791,680	725,688	704,614
Underground mine tonnes placed on heap leach pad	-	1,970	45,966
Total tonnes of ore processed	791,680	727,658	750,580
Total tonnes of ore processed per day	8,700	7,996	8,248
Average grade of gold processed(1)	0.71	0.71	0.57
Average grade of silver processed(1)	23.71	25.75	24.45
Gold equivalent grade processed(1)	1.17	1.19	1.28
Gold ounces produced	16,695	8,232	12,673
Silver ounces produced	374,623	226,934	378,165
Gold equivalent ounces produced	23,862	12,507	20,113

(1)

Grams per tonne.

Second quarter tonnes placed on the heap leach pad of 791,680 tonnes averaged 8,700 tonnes per day, an increase of 9% over first quarter levels, representing the best quarter in the history of the operation, and 9% over the name-plate capacity of 8,000 tonnes per day.   Construction of the heap leach pad expansion was completed during the second quarter, increasing its capacity from 5 million to 12 million tonnes. The crushing plant availability improved in the quarter as a result of an improved maintenance program and more reliable power supply.

As of the end of the second quarter, the Company has 144,912 tonnes of low grade ore, grading 0.77 grams per tonne gold equivalent, stockpiled ahead of the heap leach to minimize the impact of any open pit production issues due to unfavourable weather conditions and periods of equipment downtime.

In the first quarter, the Company retained a third party consulting firm to re-sequence the open pit and underground operations.  The results of this study suggest that a higher treatment rate for both the heap leach and mill can be achieved.  Engineering studies will now examine the optimal heap leach and milling capacities, which most likely will exceed those anticipated in the 2008 expansion program and the three year outlook released on March 31, 2008.

Ocampo Cash Costs

The Company saw a consistent cash costs per gold equivalent ounce result at Ocampo in the second quarter of 2008, as cash cost of $463 per gold equivalent ounce were achieved, compared to the first quarter cash cost result of $462.   This small increase in cash costs per gold equivalent ounce occurred despite improved production and sales, due to costs associated with the accelerated maintenance program in Q2, accelerated mining fleet tire change-out expenses, long-term incentive retention program and inflationary cost pressures associated with an adverse appreciation in the Mexican Peso exchange rate.  Excluding the impact of maintenance and incentive costs, the result for the quarter would have been cash costs of $448 per gold equivalent ounce.

Ocampo Exploration

The Company has committed $7.5 to $8.5 million in exploration at Ocampo during 2008 and 2009 to be funded from operating cash flow.  The primary focus of the exploration strategy is a four stage design:

–

A 54,000 metre diamond drilling program in the underground mine to further delineate five new vein targets and to identify down dip extensions on seven veins.

–

10,000 metres of drilling is planned for 2008 at the advanced exploration Santa Eduviges underground target, which is located beneath the open pits, and which has the potential to become a third long-term source of mill feed. The Company has targeted to complete the development of 300,000 tonnes of reserves during 2008.

–

A significant increase to 14,000 metres in exploration development in the Ocampo underground mine, aimed at expanding the original 7 veins to the targeted 21 veins.

–

Greenfield follow-up exploration on the 10,000 hectare land position, targeting several known anomalies including the Cerro Colorado vein lying parallel to and between the Ocampo vein structures and the Pinos Altos deposit.

7

2008 Second Quarter Report

Operational Review – El Cubo

As with Ocampo, in 2008 the Company is implementing a number of production and cost initiatives at the El Cubo mine.

Areas for improvement	Measures to be taken throughout 2008	Update on progress
High Labour Costs	- Optimization of workforce to reduce total site manning of both employees and contractors

-

Contractor workforce reduction is planned in the second half of 2008 when surface ore haulage is phased out. A portion of the third mill was placed on care and maintenance at the end of July.

-

A workforce reduction program was launched in July with a planned 9% total reduction in contractors and union members.

Processing Facilities

-

Advancing key capital projects by early 2008 to drive production throughput and plant availability

-

Integration of the El Cubo mine workings with the Las Torres shaft and mill infrastructure

-

All underground ore hauled via train at the 600 level to the Las Torres shaft and plant

-

Continued focus on determining ways to improve production throughput and plant availability.

-

Approximately 40% of the underground production is now being transferred via the underground workings directly to the Torres shaft and mill infrastructure.  Ramp-up to full production is anticipated by year end.

-

Metallurgical recoveries continue to improve and the majority of the capital program for the mill is now complete.

Equipment Availability	- Additional mobile equipment for the underground - Improved preventative maintenance practices implemented	- Key new underground equipment arrived in July and early August, and has been fully commissioned.
Lack of Underground Development

-

Focus on extending existing underground exploration development into areas of known structures which have been neglected historically due to a lack of capital and priority

-

Annualized target of 75 development metres per day

- Continued focus on underground exploration and development to build the number of available longhole stopes. - Averaged 66 development metres per day in Q2 2008, in line with internal targets.
Underground Mining Method Selection	- Improved overall mining methods - Establish quality assurance / quality control team dedicated to dilution management	- Introduced longhole mining methods. - Longhole mining training program completed in Q2 2008. - A dedicated quality assurance team now on site that is focused on reducing dilution.

El Cubo Underground and Milling Operations

	Q2 2008	Q1 2008	Q2 2007
Tonnes of ore mined	177,562	171,625	206,166
Tonnes of ore mined per day	1,951	1,886	2,266
Total tonnes of ore processed	183,039	171,625	206,166
Total tonnes of ore processed per day	2,011	1,886	2,266
Average grade of gold processed(1)	1.95	2.02	1.61
Average grade of silver processed(1)	87.50	92.15	73.02
Gold equivalent grade processed(1)	3.62	3.44	3.07
Gold ounces produced	10,519	10,320	9,274
Silver ounces produced	458,340	467,509	432,271
Gold equivalent ounces produced	19,305	19,234	18,135

(1)

Grams per tonne

The Company installed a Falcon concentrator unit at the Las Torres mill to improve the facility’s overall extraction and recovery process.  All primary processing activities are now consolidated at the Las Torres mill. This has allowed management to place the grinding circuit at the Tajo mill on care and maintenance.  Until the necessary permits to allow for cyanidation at Las Torres are received, the Falcon concentrate is being leached at the Tajo mill. Once permits are obtained, the Tajo mill will be fully placed on care and maintenance, and all processing will take place at the Las Torres mill.

The Company continues to improve productivity and financial results at El Cubo where production increased over the first quarter by 3.5% to 177,562 tonnes.  Gold equivalent production in Q2 of 19,305 ounces represents the best quarter since the El Cubo acquisition in 2006.

8

2008 Second Quarter Report

El Cubo Cash Costs

The Company saw an increase in the cash costs per gold equivalent ounce result at El Cubo in the second quarter of 2008, as cash costs of $618 per gold equivalent ounce were achieved, compared to the first quarter cash cost result of $549.   This increase in cash costs was primarily driven by increased wages and benefits costs as a result of re-negotiating agreements with the union and several contractors in the quarter.  Cash costs also increased due to increases in electricity costs and repairs and maintenance costs associated with the relocation of processing and administrative activities to the Las Torres facility, as well as a stronger Mexican Peso and the new long-term incentive retention program.

El Cubo Exploration

As with Ocampo, there is significant exploration opportunity at El Cubo with little of the land position being explored to date (the Company is currently only utilizing 700 hectares of El Cubo’s 8,500 hectares of total concessions).

The Company has significantly enhanced its exploration program for 2008 and 2009 with an expected $26 to 29 million to be funded by operating cash flow.  Of this amount, $5 to 6 million will be spent at El Cubo to expand reserves and resources.  During 2008 and 2009, the drilling program will include a 15,000 metre drilling program with an objective of replacing mining depletion and increasing reserves and resources and potentially the production profile of the operation.  The Company has identified 4 drilling priorities and 7 secondary drilling targets.

Guadalupe y Calvo Exploration Project

During 2007, the Company initiated a surface channel sampling and a 15-hole (2,400 metre) exploration drilling program on the Guadalupe y Calvo Exploration project.  Based on preliminary results the Company has decided to significantly enhance the exploration program for 2008 and 2009 by increasing the exploration budget from $1.5 million to $8.5 million.  The Company has decided to expand the diamond drilling program and to complete an advanced scoping study to determine the next steps for this advanced exploration property.  The advanced scoping study is expected to be completed by mid-2009.

In 2008, the Company launched its expanded exploration program at Guadalupe y Calvo, that is designed to increase resources and convert inferred resources to measured and indicated. The rate of drilling at Guadalupe y Calvo has already tripled since the start of the drilling campaign and camp facilities are being established, sample preparation equipment has been ordered and contracts awarded or tendered for components of the scoping study.  To date, 82 holes have been completed, with assays received on 68 holes and with results from 7 more holes in process.

Significant potential exists at the Guadalupe y Calvo property with high grade intercepts discovered near surface and at depth. The current drilling program is designed to target the high grade ore to further test the continuity of the high grade mineralization along the Rosario and Nankin veins.  After reviewing the results of a prior 37 hole drill program, the Company believes the structure remains open along strike and at depth.  The expanded 2008 and 2009 drilling program will allow the Company to update the resource estimate, conduct metallurgical test work and to complete an advanced scoping study for a potential open pit and underground operation.

Guadalupe has strong geological characteristics within a prolific mining district and combined with the results to date, the Company is confident that it will be able to quickly expand and upgrade Guadalupe’s resources.

Expenses

(in thousands)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
General and administrative	$7,580	$9,732	$12,594	$13,396
Amortization and depletion	$10,529	$13,867	$20,455	$26,473

General and administrative costs decreased by $2.2 million when compared to Q2 2007 primarily due to a reduction in stock-based compensation year-over-year, offset by a $0.5 million penalty paid to the lessor of the Las Torres property. Year-to-date, general and administrative costs have decreased by $0.8 million as a result of a reduction in stock-based compensation, offset by the increased wages and benefits incurred in the first quarter of 2008. The Company is managing a number of cost reduction initiatives that are expected to favourably impact general and administrative costs in 2008.

9

2008 Second Quarter Report

Amortization and depletion, which relates to mining activities, decreased by 24% to $10.5 million for the quarter, compared to $13.9 million for Q2 2007.  Year-to-date amortization and depletion decreased to $20.5 million in 2008, representing a 23% decrease over amortization and depletion in the first half of 2007 of $26.5 million.  These decreases are primarily attributable to the Company’s change in the estimated useful lives of its mines.  During the second quarter of 2008 the Company reviewed the appropriateness of its current estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves.  This change in estimate was applied prospectively effective April 1, 2008.

Other Income / (Expense)

(in thousands)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Interest on long-term debt	$(347)	$(732)	$(917)	$(3,218)
Foreign exchange gain / (loss)	$(329)	$(2,128)	$3,023	$(3,761)
Interest and other income	$99	$265	$173	$318

Interest on long-term debt decreased by $0.4 million to $0.3 million in the second quarter of 2008 from $0.7 million in Q2 2007.  Year-to-date interest in 2008 declined by $2.3 million when compared to the same period of 2007.  These decreases resulted from a reduction in the balance outstanding on the Company’s credit facility, which was $120 million at the beginning of the second quarter of 2007.  The Company used a significant portion of the proceeds of the 2007 $200 million CAD equity offering to repay the $120 million credit facility in late April 2007.  At the end of the second quarter of 2008, the Company had drawn $29.8 million on its $60 million credit facility.

Foreign exchange gains decreased by $1.8 million from Q2 2007 to $0.3 million in Q2 2008, and increased $6.8 million year-to-date when compared to 2007, as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars.  The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.1 million during the second quarter of 2008, compared to $0.3 million in the same quarter of 2007, and $0.2 million in the first half of 2008 compared to $0.3 million in the first half of 2007.

Income Tax Expense / (Recovery)

During the quarter ended June 30, 2008, the Company incurred current tax expense of $1.5 million and future income tax expense of $1.1 million, versus a future tax recovery of $2.4 million in Q2 2007.  Year-to-date, the Company has incurred $3.0 million in current tax expense and $3.3 million in future tax expense, compared to $6.9 million in future tax recovery in the same period in 2007.  These increases in current tax expense results from the implementation of the Mexican Single Rate Tax on January 1, 2008.  Under this new tax regime, the Company’s Mexican subsidiaries now pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

10

2008 Second Quarter Report

Financial Condition

(in thousands)

	As at June 30, 2008	As at December 31, 2007
Current assets	$89,886	$69,525

Current assets increased in 2008 primarily due to an increase in inventory on hand at the end of the period, and increased cash balances resulting from higher realized sales prices, and increased commodity tax receivables.

Long-term assets	$703,794	$684,427	Long-term assets increased in 2008 as a result of capital acquisitions offset by amortization and depletion, and due to a long-term consultancy agreement signed in Q2.
Total assets	$793,680	$753,952
Total current liabilities	$61,131	$50,352

Current liabilities increased in 2008 primarily as a result of the increased payables and accruals resulting from accelerated maintenance and development, partially offset by a lower current portion of long-term debt outstanding.

Total long-term liabilities	$125,914	$116,950

Long-term liabilities increased in 2008 due to an increase in long-term debt resulting from an 8 year consultancy agreement signed in Q2, and increases in long-term future tax liabilities and employee future benefits obligations.

Total liabilities	$187,045	$167,302
Shareholders’ equity	$606,635	$586,650	Shareholders’ equity increased in 2008 as a result of positive earnings year-to-date, and exercises of stock options which increased the capital stock balance.

Liquidity and Capital Resources

The balance of cash and cash equivalents as at June 30, 2008 was $8.2 million compared to $3.6 million at the end of Q4 2007.  In the fourth quarter of 2007, the Company obtained a $60 million revolving credit facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008.  Details of the Company’s operating, financing and investing activities are provided below.  Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

Operating activities contributed $25.3 million during the second quarter of 2008 compared to Q2 2007, when operating activities used cash flows of $17.1 million.  Operating cash flow year-to-date in 2008 is $39.9 million, compared to negative operating cash flows in the first half of 2007 of $26.3 million.  These improvements resulted from increased cash flows from earnings due to stronger metal prices, cost-saving initiatives and positive changes in non-cash working capital items.

Investing activities for the quarter ended June 30, 2008 used cash of $20.7 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $18.4 million in Q2 2007.  The Company spent $34.1 million on mining interests and property, plant and equipment in the first half of 2008, compared to $29.6 million in the first half of 2007.  As of June 30, 2008 the Company had committed to purchase $10.1 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the remainder of 2008.

Financing activities for the second quarter of 2008 used cash of $3.8 million compared to Q2 2007, when financing activities contributed $65.8 million.  Year-to-date, financing activities used $1.3 million, compared to $84.7 million during the same period in 2007.  The significant cash flow from financing activities in 2007 resulted from the $200 million CAD equity offering which took place in the second quarter.  A large portion of the proceeds from this offering were used to pay down the Company’s $120 million credit facility.  Cash flows from financing activities have also decreased in 2008 compared to 2007 due to reduced proceeds from the exercise of stock options.  In the second quarter of 2008, the Company made $5.0 million in principal debt repayments on its credit facility.  One further repayment of $0.9 million was made in early July 2008.  As at June 30, 2008, the Company had exercisable stock options in-the-money that would inject $30.5 million into the Company if exercised.

11

2008 Second Quarter Report

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s rapid development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position.  In today’s metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility will be more than sufficient to fund the Company’s anticipated working capital requirements and growth plans in 2008.

Contractual Obligations

A summary of the Company’s contractual obligations at June 30, 2008 is summarized as follows:

(in thousands)

	Total	Less than I year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Long-term debt	$34,456	$28,656	$1,700	$800	$800	$2,400
Interest on long-term debt	570	570	-	-	-	-
Capital leases	3,855	2,735	1,120	-	-	-
Future purchase commitments	10,065	10,065	-	-	-	-
Total	$48,946	$42,026	$2,820	$800	$800	$2,400

Outstanding Share Data

The Company’s share capital was comprised of the following as at June 30, 2008:

	June 30, 2008	June 30, 2007
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	119,426,068	105,094,463

At August 8, 2008, the Company had common shares outstanding of 119,826,068.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Production costs – labour(1)	$8,821	$8,114	$17,651	$15,931
Mining interests – labour(1)	$398	$649	$692	$1,216
Production costs – mine consumables(2)	$3,084	$1,409	$4,462	$1,409
Capital assets(3)	$-	$25	$-	$25

12

2008 Second Quarter Report

(1)

The Company pays a third party company related to Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 10%.  Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted.  Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services.

(2)

The Company pays two third party companies related to Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

(3)

The Company paid a third party company related to Mr. Canek Rangel, a director of the Company, for the provision and construction of production and support facilities.  The Company believes these costs were at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.  For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Non-GAAP Measures

Total Cash Cost per Ounce Calculation

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in future.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities.  Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.  Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.  The following provides a reconciliation of total cash costs per ounce to the financial statements:

 (in thousands, except ounces, cash costs and silver prices)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Production costs per financial statements	$36,303	$39,714	$63,000	$77,154
Refining costs per financial statements	419	372	793	846
Total cash costs	$36,722	$40,086	$63,793	$78,000
Divided by gold equivalent ounces sold(1)	72,694	57,063	127,793	123,368
Total cash cost per gold equivalent ounce	$505	$702	$499	$632
Total cash costs (per above)	$36,722	$40,086	$63,793	$78,000
Less: Silver revenue (see below)	(25,894)	(17,047)	(47,982)	(36,807)
	$10,828	$23,039	$15,811	$41,193
Divided by gold ounces sold	44,273	31,006	75,728	67,388
Total cash cost per gold ounce(2)	$245	$743	$209	$612
Average realized silver price	$17.44	$13.05	$17.55	$13.26
Multiplied by silver ounces sold	1,484,763	1,306,267	2,733,357	2,775,445
Silver revenue	$25,894	$17,047	$47,982	$36,807

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

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2008 Second Quarter Report

Net Free Cash Flow

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures.  It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.  Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

 (in thousands)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash flows from operating activities	$25,341	$(17,064)	$39,894	$(26,325)
Less: Capital expenditures	20,044	18,430	33,005	29,595
Net free cash flow	$5,297	$(35,494)	$6,889	$(55,920)

Adjusted Net Earnings

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

 (in thousands)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net earnings / (loss)	$6,522	$(25,488)	$15,011	$(35,750)
Interest on long-term debt , net of tax	347	732	917	3,218
Foreign exchange loss / (gain), net of tax	235	1,532	(2,155)	2,707
Interest and other income, net of tax	(99)	(265)	(173)	(318)
Adjusted net earnings	$7,005	$(23,489)	$13,600	$(30,143)
Weighted average shares outstanding	118,374,420	112,417,219	118,301,139	108,894,973
Adjusted net earnings per share	$0.06	$(0.21)	$0.11	$(0.28)

Risks and Uncertainties

The operations of Gammon are high-risk due to the nature of mining, exploration, and development activities, all of which are conducted in Mexico.  For a more detailed discussion of the risk factors and other information, please refer to the Company’s 2007 MD&A, and 2007 Annual Information Form, which are available at www.sedar.com or www.gammongold.com.

14

2008 Second Quarter Report

Changes in Accounting Policies

(i)

Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title.  This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory.  Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred.  In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of supplies inventories to property, plant, and equipment related to major spare parts on January 1, 2008.  Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii)

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation.  The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments.  This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments including a sensitivity analysis to market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company.

(iii)

Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  The adoption of this standard did not have any effect on the financial position or performance of the Company.

Recent Canadian Accounting Pronouncements

The following is an overview of a recent accounting pronouncement that the Company will be required to adopt in future years:

(i)

Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets.  This new section establishes standards for the recognition of internally developed intangible assets.  The standards for the recognition and impairment testing of goodwill are carried forward unchanged.  This section is applicable to the Company commencing January 1, 2009.  The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

(ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.

The Company is in the process of establishing a changeover plan to adopt IFRS by 2011.  An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project.  The implementation team has recently begun performing a scoping study to determine the areas of greatest impact to the Company.  As part of the IFRS implementation project, the Company will also be assessing the impact of the conversion on business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls.

15

2008 Second Quarter Report

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

(i)

Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its inventories, which would reduce the Company’s earnings and working capital.  When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down.

(ii)

Mineral reserves and resources used to measure depletion and amortization

The Company records amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively.  The estimate that most significantly affects the measurement of amortization is quantities of reserves and resources, because mining interests and property, plant and equipment are amortized using the units-of-production method. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine.  Variations could also occur in actual ore grades and gold and silver recovery rates from estimates.  A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.  Previously, the Company estimated the useful life based on proven and probable reserves to be mined.  During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.  The impact of this change on the Company’s financial results for the three months ended June 30, 2008 was to reduce amortization and depletion by approximately $1.3 million, and to reduce inventories by approximately $1.1 million.

(iii)

Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors.  A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

16

2008 Second Quarter Report

(iv)

Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations.  Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates.  These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v)

Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements.  Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives.  Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.  If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded.  Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi)

Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties.  The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset.  The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest.  The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in suffering significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment.  In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective.  Significant judgments and estimates are made when estimating the fair value of AROs.  Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

17

2008 Second Quarter Report

Financial Instruments

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties in the Company’s 2007 MD&A.  As at June 30, 2008, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates.

Controls and Procedures

At the end of the second quarter of 2008, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures and internal control over financial reporting.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2008, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Summary of Quarterly Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Gold ounces sold	44,273	31,455	28,665	25,104	31,006	36,332	33,866	17,112
Silver ounces sold	1,484,763	1,248,594	1,183,729	1,068,809	1,306,267	1,469,178	1,138,986	435,554
Gold equivalent ounces sold(1)	72,694	55,099	49,969	44,863	57,063	66,305	57,111	25,652
Gold equivalency rate(2)	52	53	56	54	51	49	49	51
Gold ounces produced	43,465	33,099	27,571	26,444	32,246	35,126	36,585	22,358
Silver ounces produced	1,445,887	1,310,971	1,140,797	1,115,233	1,357,708	1,421,966	1,313,630	605,886
Gold equivalent ounces produced(1)	71,154	57,946	48,184	47,091	59,313	64,147	63,394	34,238
Revenue from mining operations	$64,550	$51,368	$39,700	$30,444	$38,415	$43,500	$34,381	$16,456
Production costs, excluding amortization and depletion	$36,303	$26,697	$33,511	$33,957	$39,714	$37,440	$18,129	$12,698
Net earnings / (loss)	$6,522	$8,489	($20,729)	($44,835)	($25,488)	($10,262)	($3,292)	($15,115)
Net earnings / (loss) per share, basic	$0.06	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.03)	($0.16)
Net earnings / (loss) per share, diluted(3)	$0.05	$0.07	($0.19)	($0.38)	($0.23)	($0.10)	($0.03)	($0.16)
Adjusted net earnings(4)	$7,005	$6,595	($20,004)	($41,610)	($23,489)	($6,654)	($1,490)	($12,643)
Adjusted net earnings per share(4)	$0.06	$0.06	($0.17)	($0.35)	($0.21)	($0.06)	($0.01)	($0.14)
Cash from (used in) operations	$25,341	$14,553	$2,704	($10,572)	($17,064)	($9,260)	$5,953	($16,324)
Net free cash flow(4)	$5,297	$1,592	($10,767)	($36,648)	($35,494)	($20,425)	($41,507)	($33,653)
Total cash costs, per gold equivalent ounce(4)	$505	$491	$676	$764	$702	$575	$323	$500
Average realized gold price(5)	$897	$928	$795	$679	$677	$656	$609	$604
Average realized silver price(5)	$17.44	$17.69	$14.32	$12.54	$13.34	$13.40	$12.54	$11.88
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

Silver ounce equal to one gold ounce.

(3)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2006 through Q4 2007, as all factors were anti-dilutive.

(4)

See the Non-GAAP Measures section on page 13.

(5)

Average realized prices are on a per ounce basis.

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2008 Second Quarter Report

Cautionary Note to U.S. Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the 2007 annual financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com.  The Company’s reporting currency is in United States dollars unless otherwise noted.

Cautionary Note regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company’s Annual Information Form.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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